UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Molina Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60855R 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 60855R 10 0

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only). Mary R. Molina Living Trust

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,796,889 6. Shared Voting Power None 7. Sole Dispositive Power 4,796,889 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,889

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 18.9%[1]

12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS

1 Represents percentage ownership of all of the common stock outstanding

Item 1.	(a)	Name of Issuer: Molina Healthcare, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: One Golden Shore Drive Long Beach, California 90802

Item 2.	(a)	Name of Person Filing: Mary R. Molina Living Trust

	(b)	Address of Principal Business Office or, if none, Residence: c/o William Dentino and Curtis Pedersen 555 Capitol Mall Suite 1500 Sacramento, California 95814

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 60855R 10 0

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. ☐

Item 4.	Ownership:

Amount beneficially owned: 4,796,889

Percent of class: 18.9% of all common stock outstanding

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,796,889

(ii) Shared power to vote or to direct the vote: none

(iii) Sole power to dispose or to direct the disposition of: 4,796,889

(iv) Shared power to dispose or to direct the disposition of: none

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February 10 , 2004

MARY R. MOLINA LIVING TRUST

/s/ William Dentino

Name/Title: William Dentino, Co-Trustee

/s/ Curtis Pedersen

Name/Title: Curtis Pedersen, Co-Trustee

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)